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Exhibit 4.45

CONFORMED COPY

CALL OPTION AGREEMENT

by and between

INTERNATIONAL TRADING AND INVESTMENTS HOLDINGS S.A. LUXEMBOURG

and

SBS BROADCASTING S.A.,

Dated as of December 23, 2002

CALL OPTION AGREEMENT

        This CALL OPTION AGREEMENT is made and entered into as of December 23, 2002, by and between International Trading and Investments Holdings S.A. Luxembourg, a company organized under the laws of Luxembourg with registered number B29742 and its registered office at 398, route d'Esch, L-1471, Luxembourg ("ITI") and SBS Broadcasting S.A., a company organized under the laws of Luxembourg with registered number 31996 and its registered office at 8-10, rue Mathais Hardt, BP 39, L-2010, Luxembourg ("SBS") (each of SBS and ITI, a "Party" and, together, the "Parties").

        WHEREAS, SBS beneficially owns indirectly all of the 40,001 outstanding ordinary shares, par value NLG 1 per share, of Strateurop International B.V., a company organized under the laws of The Netherlands (such entity, "Strateurop"), which entity acts solely as a holding company for 217,140 common shares, par value PLN 100 per share, of TVN Sp. zo.o., a company organized under the laws of Poland (such entity, "TVN" and each such share, a "TVN Share" and, together, the "SBS TVN Shares"), which TVN Shares as at the date hereof represent 33% of the outstanding share capital of TVN;

        WHEREAS, pursuant to the terms of the Share Purchase Agreement, dated as of the date of this Agreement, by and among SBS and ITI (the "New SPA"), SBS has agreed to cause Strateurop to sell to ITI (or a subsidiary or affiliate of ITI) a 16,940 of the TVN Shares, representing approximately 2.6% of the outstanding share capital of TVN, in exchange for US $11,000,000 (the "SPA Consideration"); and

        WHEREAS, SBS wants to issue to ITI, and ITI wants to acquire from SBS, an irrevocable call option granting ITI (or such other direct or indirect subsidiary or affiliate of ITI designated under Section 2.8 of this Agreement) the right to indirectly acquire the remaining 200,200 TVN Shares beneficially owned by SBS (such shares, the "Remaining SBS TVN Shares"), by way of a direct purchase from SBS Nederland of all of the Strateurop Shares (or, at SBS's election pursuant to Section 2.8 of this Agreement, all of the shares of a wholly owned subsidiary of SBS that owns the Remaining SBS TVN Shares and is a Dutch B.V.), in exchange for the Call Option Consideration (as defined below), subject to the terms and conditions hereinafter provided.

        NOW, THEREFORE, in consideration of the mutual covenants and undertakings contained in this Agreement, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

        Section 9.1    Certain Definitions.    Unless otherwise indicated, defined terms in this Agreement and in the Exhibits to this Agreement have the meanings assigned to them as set forth below:

        "Acquisition"    means the sale and purchase of the Call Option Shares (and the indirect transfer of the Remaining SBS TVN Shares) as contemplated by this Agreement.

        "Additional ITI Costs"    has the meaning ascribed to it in Section 2.8(a) of this Agreement.

        "Additional SBS Costs"    has the meaning ascribed to it in Section 2.8(b) of this Agreement.

        "Adjusted Call Option Consideration"    has the meaning ascribed to it in Section 2.7(a) of this Agreement.

        "Affiliate"    means, with respect to any specified Person, any Person that, directly or indirectly through one or more Persons, controls, is controlled by, or under common control with, such specified Person, at any time during the period for which the determination of affiliation is being made. For purposes of this Agreement, (i) the term "control", including the terms "controlled by" and "under common control with", as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management of such Person, whether through ownership of voting securities or otherwise, and (ii) all Affiliates of ITI or SBS shall be deemed to be Affiliates of TVN.

        "Affiliate Debt"    means indebtedness of TVN arising from any Affiliate Transaction.

        "Affiliate Transaction"    means any transaction between TVN or any of its Subsidiaries, on the one hand, and any Affiliate of TVN, on the other hand.

        "Agreement"    means this Call Option Agreement, dated as of December 23, 2002, by and between SBS, SBS Nederland and ITI.

        "Approved Budget"    means the annual fiscal budget for the year 2003 for TVN and its Subsidiaries in the form agreed between the Parties as of the date hereof, a copy of which is attached hereto as Exhibit 1 to this Agreement; provided, that, if an annual fiscal budget for the year 2003 for TVN and its Subsidiaries is approved after the date of this Agreement pursuant to Section 4.2(a) of the Investment Agreement, "Approved Budget" for purposes of this Agreement shall mean such other budget.

        "Business Day"    means any Monday, Tuesday, Wednesday, Thursday or Friday on which banks are open for business, are not required or permitted to be closed and are carrying out transactions in U.S. Dollars in Poland, Luxembourg, The Netherlands, London and The City of New York.

        "B.V. Subsidiary"    has the meaning ascribed to it in Section 2.8(a) of this Agreement.

        "Cap"    has the meaning ascribed to it in Section 6.3(a) of this Agreement.

        "Call Option"    has the meaning ascribed to it in Section 2.1 of this Agreement.

        "Call Option Closing"    and "Call Option Closing Date" have the meanings ascribed to them in Section 2.5 of this Agreement.

        "Call Option Consideration"    has the meaning ascribed to it in Section 2.2 of this Agreement.

        "Call Option Shares"    means the Strateurop Shares, unless SBS has exercised its rights under Section 2.8(a), in which case it shall mean all of the shares of B.V. Subsidiary.

        "Contract"    means any written or unwritten agreement, lease, license, instrument, contract, note, mortgage, indenture, arrangement, understanding or other obligation.

        "Current Assets"    means all current assets of TVN and its Subsidiaries, as determined in accordance with GAAP; provided that, the amount of any (i) prepayments of contractual obligations or other amounts by TVN or any of its Subsidiaries not made in the ordinary course of business consistent with past practice and (ii) Restricted Current Assets, shall, in each case shall be considered a "Current Asset" for purposes of this definition; provided, further that, receivables payable by any Affiliate of TVN shall be calculated without taking into account any allowances for uncollectible receivables and, to the extent any such receivables are payable and overdue in excess of sixty days, interest on such receivables shall be deemed to have been accrued (calculated from the forty-fifth day after the date originally due) at the statutory interest rate applicable under Polish law, payable from and including the date of origination of such receivable. Set forth in Schedule 1 to this Agreement is a calculation of TVN's Current Assets as at September 30, 2002.

        "Current Liabilities"    means all current liabilities of TVN and its Subsidiaries, as determined in accordance with GAAP; provided, that, to the extent that any payables owed by TVN to any Affiliate of TVN are payable and overdue in excess of sixty days, interest on such payables shall be deemed to have been accrued (calculated from the forty-fifth day after the date originally due) at the statutory interest rate applicable under Polish law, payable from and including the date of origination of such payable. Set forth in Schedule 2 to this Agreement is a calculation of TVN's Current Liabilities as at September 30, 2002.

        "Damages"    has the meaning ascribed to it in Section 6.2(a) of this Agreement.

        "EBITDA"    means, in the case of TVN and its Subsidiaries, the consolidated net income of TVN and its Subsidiaries determined in accordance with GAAP, adjusted to exclude (a) non-recurring gains and losses on Extraordinary Items, and (b) to the extent included in the calculation of consolidated net income, consolidated income taxes, interest expense, depreciation, non-program-related amortization and income from minority interests (including, without limitation, amortization associated with goodwill, deferred debt expense, restricted stock and option costs and non-competition agreements); provided, however, that, (i) with respect to programming costs associated with the JHH Programming Library arising during any given period, EBITDA shall only include program amortization calculated in accordance with the TVN Amortization Policy as per Schedule 7 to this Agreement, (ii) with respect to costs associated with the JHH Programming Library during any given period, EBITDA shall exclude any amounts paid or payable by TVN arising from or relating to any guarantees, commissions, management fees, expenses or other similar amounts paid to SBS, ITI any other Affiliate of TVN. Set forth in Schedule 3 to this Agreement is a calculation of TVN's EBITDA for the nine-months ended September 30, 2002.

        "Exercise Period"    has the meaning ascribed to it in Section 2.1 of this Agreement.

        "Existing SPA"    means the Share Purchase Agreement, dated June 21, 2002, by and between, among others, ITI and SBS.

        "Extraordinary Items"    has the meaning ascribed to it under GAAP.

        "Final Determination"    has the meaning ascribed to it in Section 2.4(c) of this Agreement.

        "Financial Debt"    means, with respect to TVN and its Subsidiaries, collectively, (i) any and all indebtedness for borrowed money of TVN and its Subsidiaries; (ii) all accrued and unpaid interest on or any fees, penalties or other similar amounts due with respect to any such indebtedness; and (iii) any obligations of any other Person of a type referred to in (i) and (ii) above to the extent directly guaranteed by TVN and/or any of its Subsidiaries. Set forth in Schedule 4 to this Agreement is a calculation of TVN's Financial Debt as at September 30, 2002.

        "GAAP"    means, with respect to any period, generally accepted accounting principles under the International Accounting Standards ("IAS") as applicable for such period.

        "Governmental Entity"    means any supranational, national, federal, state, provincial, local or other political subdivision thereof or entity, department, agency or instrumentality exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

        "Indemnification Notice"    has the meaning ascribed to it in Section 6.4(a) of this Agreement.

        "Indemnitee"    has the meaning ascribed to it in Section 6.4(a) of this Agreement.

        "Indemnitor"    has the meaning ascribed to it in Section 6.4(a) of this Agreement.

        "Independent Accountant"    has the meaning ascribed to it in Section 2.4(c) of this Agreement.

        "Investment Agreement"    means the Investment Agreement, dated as of July 26, 2000, by and between, among others, ITI and SBS, which was entered into in connection with the Prior Transaction.

        "ITI"    has the meaning ascribed to it in the preamble to this Agreement.

        "ITI Group"    means ITI and its Subsidiaries.

        "ITI Parties"    means ITI and Purchaser.

        "JHH"    means JHH Exploitatie Maatschappij B.V., a company organized under the laws of The Netherlands or any Person that acquires all or substantially all of the JHH Programming Library from JHH.

        "JHH Programming Library"    means those programming content rights owned by JHH that are covered by the Framework Programming Supply and License Agreement, dated December 11, 1998, by and between JHH and TV Wisla Sp. z o.o., as amended on July 26, 2000.

        "JHH Restructuring"    means any restructuring of JHH and the JHH Programming Library by SBS, ITI, TVN and JHH pursuant to which TVN or a newly formed entity that is an Affiliate of TVN ("JHH Newco") acquires all or a portion of the JHH Programming Library.

        "Law"    means any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license (including without limitation all terrestrial and satellite broadcast licenses) or permit of any Governmental Entity.

        "LIBOR"    means the offered rate for six-month U.S. dollar deposits that appears on the display designated as page 3750 on the MoneylineTelerate Service (or such other page as may replace such page on such service, or on another service designated by the British Bankers' Association for the purpose of displaying the rates at which dollar deposits are offered by leading banks in the London interbank deposit market) at approximately 11:00 A.M., London time, on the second Business Day preceding the first day of such interest period. If such rate does not appear on such page, "LIBOR" shall mean the arithmetic mean (rounded, if necessary, to the next higher fourth decimal place of 1%) of the respective rates of interest as communicated to SBS by three major banks in the London interbank deposit market selected by SBS and approved by ITI as the rate at which six-month U.S. dollar deposits are offered to such major banks in the London interbank deposit market at approximately 11:00 A.M., London time, on the second Business Day preceding the first day of such interest period.

        "Newco Shares"    means, collectively, the Newco 1 Shares, Newco 2 Shares and Newco 3 Shares, in each case as defined by the Existing SPA.

        "New SPA"    has the meaning ascribed to it in the recitals to this Agreement.

        "Notarial Deed"    has the meaning ascribed to it in Section 2.6 of this Agreement.

        "Notice of Exercise"    has the meaning ascribed to it in Section 2.1 of this Agreement.

        "Party"    has the meaning ascribed to it in the preamble to this Agreement.

        "Permitted Transfer"    means any Transfer to any member of the ITI Group.

        "Person"    means any individual, corporation, partnership, joint venture, trust, unincorporated organization or any government or agency or political subdivision thereof.

        "Premium"    has the meaning ascribed to it in Section 2.9(c) of this Agreement.

        "Prior Transaction"    means the transactions entered into by the Parties and certain of their Affiliates in connection with the Share Purchase Agreement, dated July 21, 2000, by and between, among others, ITI and SBS.

        "Purchaser"    means ITI or, if ITI has exercised its rights under Section 2.8(b) of this Agreement, the Affiliate of ITI designated as Purchaser pursuant to Section 2.8(b) of this Agreement.

        "Restricted Current Assets"    means, collectively, any and all asset of TVN or its Subsidiaries that would otherwise be considered a current asset under IAS but for restrictions imposed on the use or ownership of such asset in connection with any indebtedness or guarantees of TVN or any of its Affiliates.

        "SBS"    has the meaning ascribed to it in the preamble to this Agreement.

        "SBS Audit Team"    has the meaning ascribed to it in Section 2.4(a) of this Agreement.

        "SBS Group"    means SBS and its Subsidiaries.

        "SBS Nederland"    means SBS Nederland B.V., a company organized under the laws of The Netherlands.

        "SBS Objection"    has the meaning ascribed to it in Section 2.4(a) of this Agreement.

        "SBS Parties"    means SBS, Seller and the Transferred Company.

        "SBS TVN Shares"    has the meaning ascribed to it in the recitals to this Agreement.

        "SBS's Proportionate Interest"    has the meaning ascribed to it in Section 2.2 of this Agreement.

        "Seller"    means SBS Nederland, unless SBS has exercised its rights under Section 2.8(a), in which case it shall mean the direct parent entity of B.V. Subsidiary.

        "Strateurop"    has the meaning ascribed to it in the recitals to this Agreement.

        "Strateurop Shares"    means, collectively, all of the outstanding shares of Strateurop.

        "Subsidiary"    means, with respect to any Person, any other Person of which shares of capital stock or other interests having a majority of the general voting power in electing the board of directors (or other body exercising similar authority) are, at the time as of which any determination is being made, beneficially owned by the first Person and/or by one or more of its respective Subsidiaries.

        "Supplemental TVN Valuation Report"    has the meaning ascribed to it in Section 2.7(a) of this Agreement.

        "Tax"    (including, with correlative meaning, the terms "Taxes", and "Taxable") includes all federal, state and local taxes and social security contributions, whether direct or indirect, including but not limited to corporate income tax, wage withholding tax, social security contributions, value added tax, customs and excise duties, capital tax and other legal transaction taxes, dividend withholding tax, real estate transfer taxes, environmental taxes and duties, social security charges and retirements contributions and local levies and taxes; together with any interest and penalties relating thereto, which are, pursuant to any statutory provision, due and/or payable in any jurisdiction, and together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

        "Transfer"    means any transfer, sale, assignment or other disposal (including, without limitation, a transfer by operation of law such as through a merger or consolidation involving TVN or any of its Subsidiaries, or a grant or issuance of an option, warrant, convertible security or similar instrument or right or interest to receive a share of the profits of TVN or any of its Subsidiaries), or series of transfers, sales, assignments or disposals, of:

  (i)
  shares in TVN or shares in direct shareholders of TVN representing 25% or more of TVN's outstanding equity interests, or

  (ii)
  assets of TVN and/or its Subsidiaries whose value (determined by book or fair market value as at the date of agreement to Transfer) is at least equal to $108,329,000;

provided, that, an assignment by way of security to a bank or other financial institution for purposes of an arm's length financing shall not, in itself, constitute a Transfer.

        "Transfer Consideration"    has the meaning ascribed to it in Section 2.9(b) of this Agreement.

        "Transferred Company"    means Strateurop, unless SBS has exercised its rights under Section 2.8(a), in which case it shall mean B.V. Subsidiary.

        "Transferred Company Immaterial Liabilities"    has the meaning ascribed to it in Section 3.1(vii) of this Agreement.

        "TVN"    has the meaning ascribed to it in the recitals to this Agreement.

        "TVN Long-Term Financial Debt"    means, as at any date, the aggregate amount of consolidated Financial Debt of TVN and its Subsidiaries as at such date except to the extent included in the calculation of Current Liabilities of TVN and its Subsidiaries as at such date. Set forth in Schedule 5 to this Agreement is a calculation of the TVN Long-Term Financial Debt as at September 30, 2002.

        "TVN Shares"    has the meaning ascribed to it in the recitals to this Agreement.

        "TVN Valuation Report"    has the meaning ascribed to it in Section 2.3(a) of this Agreement.

        "TVN Working Capital"    means Current Assets less Current Liabilities. Set forth in Schedule 6 to this Agreement is a calculation of the TVN Working Capital as at September 30, 2002.

        "Voting Debt"    has the meaning ascribed to it in Section 3.1(vii) of this Agreement.

ARTICLE II

GRANT OF CALL OPTION

        Section 2.1    Grant of Call Option, Exercise.    SBS hereby grants to ITI an irrevocable option (the "Call Option") to acquire directly or indirectly all, and not less than all, of the Call Option Shares, subject to the terms and conditions contained herein, in exchange for the Call Option Consideration calculated pursuant to Section 2.2 below. The Call Option shall be exercisable by ITI at any time from the closing of the purchase of TVN Shares by ITI pursuant to the New SPA until December 31, 2003 (the "Exercise Period") by delivery to SBS of the "Notice of Exercise" attached hereto as Exhibit 2 prior to the expiration of the Exercise Period. The Notice of Exercise shall specify a closing date for the Call Option that is a Business Day not later than sixty (60) days following the date of delivery of such notice.

        Section 2.2    Call Option Consideration.

        (a)   At the Call Option Closing (as defined below), ITI shall pay an amount in cash by wire transfer of immediately available funds to SBS, or its designated subsidiary, equal to the greater of:

          (i)    US $130,000,000; or

          (ii)   an amount equal to:

      (1)
      SBS's Proportionate Interest in TVN times 12 times the greater of (i) TVN's estimated EBITDA for 2003 or (ii) the average of TVN's EBITDA for 2002 and estimated EBITDA for 2003, less

      (2)
      SBS's Proportionate Interest in TVN times the amount equal to TVN Long-Term Financial Debt, as at the end of the most recent month prior to delivery of the Notice of Exercise, plus

      (3)
      SBS's Proportionate Interest in TVN times the amount equal to TVN Working Capital, as at the end of the most recent month prior to delivery of the Notice of Exercise.

        The greater of the amounts set out in clause (a)(i) and (a)(ii) being the "Call Option Consideration"; provided, that to the extent that the Transferred Company shall have a cash balance as of the date of the Call Option Closing, then the Call Option Consideration shall be increased by an amount equal to such cash balance. The term "SBS's Proportionate Interest" shall mean the amount equal to (i) the total number of TVN Shares beneficially owned by SBS as of the Call Option Closing divided by (ii) the total number of TVN Shares outstanding as of the Call Option Closing, rounded to the nearest ten-thousandth (i.e., 0.0001), in each case, appropriately adjusted to reflect any stock split, stock combination, stock dividend, recapitalization, redenomination of share capital or other similar transaction conducted or effected by TVN.

        Section 2.3    Calculation of the Call Option Consideration.

        (a)   ITI shall provide SBS at the same time as the Notice of Exercise a written copy of a detailed calculation prepared in good faith by ITI and TVN of TVN's EBITDA for 2002 and estimated EBITDA for 2003, TVN Working Capital and TVN Long-Term Financial Debt as at the date or for the periods specified in Section 2.2(a) above, which, in each case, shall be certified by TVN's then current statutory auditor as having been prepared in accordance with the terms of this agreement and fairly representing the amounts calculated (the "TVN Valuation Report"). The Parties agree that for purposes of the TVN Valuation Report ITI and TVN shall use the higher of TVN's estimated EBITDA for 2003 as set forth in the Approved Budget and ITI's and TVN's good faith estimate of EBITDA for 2003.

        (b)   The amounts of "EBITDA", "TVN Long-Term Financial Debt" and "TVN Working Capital "used in the calculation of the Call Option Consideration shall be based on TVN's audited consolidated financial statements for the relevant periods or, for any periods subsequent to the most recent audited financial statements, TVN's unaudited monthly consolidated financial statements, in each case prepared in accordance with GAAP consistently applied; provided, that, except as otherwise expressly set forth in the relevant definition, such amounts shall be based on the accounting principles, policies and practices of TVN and its Subsidiaries as of the date of this Agreement. Each such amount shall be calculated in US Dollars and, to the extent any such amount is denominated in a currency other than US Dollars, the Parties agree that such amount shall be calculated in US Dollars based on the applicable exchange rate as at the relevant balance sheet date; provided, further that, with respect to (i) EBITDA for 2002, the Parties agree to use the average month-end applicable exchange rates for the calendar year ended 2002 in accordance with IAS and (ii) estimated EBITDA for 2003, the Parties agree to use the average month-end applicable exchange rates in accordance with IAS for the period from January 1, 2003 through the applicable date of determination and, for the remaining period in 2003, the average applicable buy and sell hedge rates for the 30- and 60-day periods as of the second Business Day prior to the date of delivery of the TVN Valuation Report.

        Section 2.4    Review of TVN Valuation Report; Delivery of SBS Objection.

        (a)   SBS shall have thirty (30) days from the date of receipt of the TVN Valuation Report to complete its review of the calculation of the Call Option Consideration, including the calculation of TVN's EBITDA for 2002, TVN's estimated EBITDA for 2003, TVN Long-Term Financial Debt and TVN Working Capital as set forth in the TVN Valuation Report. In the event that SBS disputes the determination by ITI and TVN of any of these amounts, then SBS shall so inform ITI in writing on or before the last day of such thirty-day period (such notice, an "SBS Objection"), setting forth the aspects of the TVN Valuation Report to which SBS objects. ITI shall cooperate and shall procure that TVN cooperates fully and completely in responding to questions and requests for information submitted by SBS (including, the SBS's accountants or representatives) (collectively, the "SBS Audit Team") pursuant to this Article II in connection with any TVN Valuation Report and shall, with reasonable prior notice, provide the SBS Audit Team with full access to all books and records reasonably necessary to prepare the SBS Objection.

        (b)   In the event SBS delivers a SBS Objection to ITI, ITI shall have ten (10) Business Days to review and respond to the SBS Objection and SBS and ITI shall thereafter meet to attempt to resolve the differences underlying the SBS Objection within ten (10) Business Days following the completion of ITI's review of the SBS Objection. Any amounts agreed in writing by the Parties following delivery of an SBS Objection shall be used to calculate the Call Option Consideration instead of the corresponding amounts set out in the TVN Valuation Report.

        (c)   If SBS and ITI are unable to resolve all of their disagreements with respect to the TVN Valuation Report within such ten-day period, they shall refer their remaining differences to an internationally recognized firm of independent public accountants as to which SBS and ITI mutually agree (the "Independent Accountant"), which shall, acting as an expert and not as an arbitrator, determine in accordance with Article II of this Agreement and the definitions set forth herein the amount in dispute; provided, that, if SBS and ITI do not appoint an Independent Accountant within thirty (30) days of the expiration of the ten-day period, SBS shall appoint an internationally recognized firm of independent public accountants at its sole discretion, unless such firm has a conflict of interest arising out of a business relationship with SBS, in which case ITI's prior written consent shall be required prior to such appointment. The Independent Accountant shall apply as written the definitions of "Current Assets", "Current Liabilities", "EBITDA", "Financial Debt", "TVN Long-Term Financial Debt" and "TVN Working Capital" set forth on this Agreement. ITI and SBS shall instruct the Independent Accountant to deliver its written determination (a "Final Determination") to ITI and SBS no later than twenty (20) days after the date of referral of the remaining differences to the Independent Accountant. A draft of the Final Determination shall be provided to each of SBS and ITI for comment no later than three (3) Business Days prior to the date it is to be delivered. The Final

Determination shall include a certification that it reached such determination in accordance with this Article II and the amounts determined in the Final Determination shall be used for purposes of calculation of the Call Option Consideration instead of the corresponding amounts in the TVN Valuation Report and shall be final and binding upon ITI and SBS; provided, that, to the extent that any of the amounts determined in the Final Determination is (x) greater than the greatest amount initially claimed by either SBS or ITI under this Section 2.4, the final amount shall be equal to greater of the two amounts initially claimed by SBS and ITI or (y) lower than the lowest amount initially claimed by either SBS or ITI under this Section 2.4, the final amount shall be equal to lower of the two amounts initially claimed by SBS and ITI. The fees and disbursements of the Independent Accountant shall be equally allocated between ITI and SBS, unless the calculation of the Call Option Consideration pursuant to the Final Determination is (i) at least USD 1,000,000 greater than the calculation of the Call Option Consideration pursuant to the TVN Valuation Report, in which case, ITI shall pay such fees and disbursements, or (ii) at least USD 1,000,000 less than the calculation of the Call Option Consideration pursuant to the TVN Valuation Report, in which case, SBS shall pay such fees and disbursements. ITI, SBS and TVN shall make readily available to the Independent Accountant all relevant books and records within their respective control relating to calculations of the amount of the Call Option Consideration and all other items reasonably requested by the Independent Accountant related to the foregoing items.

        (d)   Except as expressly provided in sub-section (c) above, each Party shall pay all costs and expenses (including any costs or expenses of legal or accounting advisors) it incurs pursuant to this Section 2.4.

        Section 2.5    Call Option Closing.    The closing of the Call Option shall occur on the date set forth in the Notice of Exercise unless all of the conditions precedent to the obligations of the Parties set forth in Article V hereof have not been satisfied or waived, in which case, the closing shall occur on the second Business Day immediately after all of the conditions precedent to the obligations of the Parties set forth in Article V hereof have been satisfied or waived (the "Call Option Closing"). The Call Option Closing shall take place at the offices of Sullivan & Cromwell in London, England, or such other location as the Parties shall mutually agree. The date on which the Call Option Closing shall occur is referred to herein as the "Call Option Closing Date".

        Section 2.6    Deliveries at the Call Option Closing.    At the Call Option Closing, (i) SBS will cause Seller to transfer to Purchaser the Call Option Shares, which transfer shall be effected by execution of a notarial deed of transfer before a Dutch civil notary, substantially in the form attached to this Agreement as Exhibit 3 (the "Notarial Deed") and deliver or cause to be delivered to ITI such other evidence ITI may reasonably require in its discretion with respect thereto, including, without limitation, evidence that the transfer of the Call Option Shares has been validly recorded on the shareholder register of the Transferred Company, (ii) ITI will cause Purchaser to accept the Call Option Shares by execution of the Notarial Deed before the Dutch civil law notary and (iii) ITI will cause Purchaser to deliver the Call Option Consideration in accordance with Section 2.2 above.

        Section 2.7    Post-Closing Adjustment for 2003 Audited Accounts.

        (a)   Upon completion of TVN's audited consolidated accounts for the year ended December 31, 2003, ITI shall promptly provide SBS with a written copy of a detailed calculation prepared in good faith by ITI and TVN of TVN's EBITDA for 2003 based on such accounts, which shall be certified by TVN's then current statutory auditor as having been prepared in accordance with the terms of this agreement and fairly representing the amounts calculated (the "Supplemental TVN Valuation Report"). The Call Option Consideration shall be recalculated as provided in Section 2.2 based on the Supplemental TVN Valuation Report using the audited amounts for TVN's EBITDA for 2003, with all other amounts included in the TVN Valuation Report or subsequently agreed or set out in the Final Determination remaining unchanged (such recalculated amount, the "Adjusted Call Option Consideration"). ITI's calculation of the Adjusted Call Option Consideration shall be (i) subject to the same dispute resolution procedures set out in Section 2.4 above if SBS objects to any element of the report and (ii) based on the applicable exchange rates used for the calculation of the TVN Valuation Report; provided, that, TVN's EBITDA for 2003 shall be calculated using month-end exchange rates in the manner proscribed under IAS.

        (b)   If the Adjusted Call Option Consideration is greater than or less than the Call Option Consideration, then the following payments shall be made:

          (i)    If the Adjusted Call Option Consideration is less than the Call Option Consideration, then SBS shall pay to ITI an amount equal to the difference between the Call Option Consideration and the Adjusted Call Option Consideration.

          (ii)   If the Adjusted Call Option Consideration is greater than the Call Option Consideration, then ITI shall pay to SBS an amount equal to the difference between the Adjusted Call Option Consideration and the Call Option Consideration.

        (c)   All payments required to be made under this Section 2.7 shall be made within five (5) Business Days of the earlier of (i) the expiration of the period set forth in Section 2.4(a) above if SBS does not deliver an SBS Objection in accordance with Section 2.4(a) above, (ii) the date on which ITI and SBS agree on their differences with respect to the TVN Valuation Report pursuant to Section 2.4(b) above, or (iii) the date on which a Final Determination is delivered in respect of the Adjusted Call Option Consideration pursuant to Section 2.4(c) above, by wire transfer of immediately available funds to such bank account as the recipient shall designate in writing at least two (2) days prior to the expiration of the five-Business Day period set forth above. Such payments shall accrue interest from the date payment is required to be made pursuant to the first sentence of this sub-section (c) through and including the date payment is actually made, equal to LIBOR plus 275 basis points compounded semi-annually; provided, that, if any payment is more than thirty (30) days outstanding following the end of such five Business Day period, interest on such outstanding amount shall be calculated at LIBOR plus 400 basis points compounded semi-annually from the date originally due.

        Section 2.8    Right to Modify the Structure of the Acquisition.    Notwithstanding anything to the contrary herein:

        (a)   SBS shall have the right, effective upon delivery of written notice to ITI, to transfer the Remaining SBS TVN Shares to any wholly owned Subsidiary of SBS that is a Dutch B.V. (a "B.V. Subsidiary"), in which case such B.V. Subsidiary shall be deemed to be the "Transferred Company" and all of the shares of the B.V. Subsidiary shall be deemed to constitute the "Call Option Shares" for purposes of this Agreement; provided, that, in lieu of making the representation and warranty set forth in Section 3.1(ix) of this Agreement, SBS shall represent and warrant to ITI on the Closing Date, that the only activity or business conducted by B.V. Subsidiary has been to hold the Remaining SBS TVN Shares and perform its obligations under this Agreement; provided, further that, if the exercise by SBS of its rights under this sub-section (a) above directly results in any of the ITI Parties incurring Taxes or out-of-pocket costs or expenses in addition to those Taxes and/or out-of-pocket costs and expenses that would have been incurred by any of the ITI Parties had SBS not exercised its rights under sub-section (a) above (such additional Taxes, costs and/or expenses, "Additional ITI Costs"), then SBS shall indemnify and hold the ITI Parties harmless from and against all Additional ITI Costs documented in reasonable detail by ITI.

        (b)   ITI shall have the right, effective upon delivery of written notice to SBS, to designate any Affiliate of ITI to act as Purchaser of the Call Option Shares under this Agreement, in which case such Affiliate shall be deemed to be the "Purchaser" for purposes of this Agreement; provided, that, if the exercise by ITI of its rights under this sub-section (b) directly results in any SBS Party incurring Taxes or out-of-pocket costs or expenses in addition to those Taxes and/or out-of-pocket costs and expenses that would have been incurred by the SBS Parties had ITI not exercised its rights under this sub-section (b) (such additional Taxes, costs and/or expenses, "Additional SBS Costs"), then ITI shall indemnify and hold the SBS Parties harmless from and against all Additional SBS Costs documented in reasonable detail by SBS.

        Section 2.9    SBS Participation in Subsequent Transfer of SBS TVN Shares.

        (a)   In the event that following the Call Option Closing ITI or any of its Subsidiaries agrees to effect a Transfer (other than a Permitted Transfer) within 315 days of the Call Option Closing Date, then ITI shall pay to SBS immediately following such Transfer an amount equal to 50% of any Premium associated with such Transfer; provided, that, if an Independent Accountant is appointed pursuant to Section 2.4(c) of this Agreement following delivery of an SBS Objection and the values of EBITDA, TVN Long-Term Financial Debt and TVN Working Capital in the Final Determination do not differ from the corresponding amounts set out in the TVN Valuation Report, then this sub-section (a) shall only apply to Transfers (other than Permitted Transfers) agreed within 315 days of the date of closing date specified by ITI in its Notice of Exercise.

        (b)   For purposes of this Section 2.9, the aggregate consideration (the "Transfer Consideration") associated with a Transfer for purpose of calculating the Premium (if any) shall be:

          (i)    in the case of the Transfer of shares, the amount equal to (x) the total consideration paid or to be paid for such shares (including amounts paid or to be paid by holders of options, warrants and convertible securities and any payments related to any non-competition or other related agreements entered into in connection with such Transfer), plus (y) the amount of any indebtedness assumed by the acquiring Person or any of its Affiliates, plus (z) if such transfer resulted in the beneficial ownership by the Person acquiring such shares, together with such Person's Affiliates, of all of the voting securities of the Person that issued such shares, the amount of any indebtedness as set forth on the most recent consolidated balance sheet of TVN (or a pro rata amount of such indebtedness based on the percentage ownership interest being Transferred if less than all the TVN Shares are being directly or indirectly Transferred), and

          (ii)   in the case of a Transfer of a business or other assets, the amount equal to (x) total consideration paid for such business or other assets, plus (y) the net value of any current assets not so sold or disposed of, plus (z) the amount of any indebtedness assumed by the acquiring Person or any of its Affiliates.

        (c)   The "Premium" for purposes of this Section 2.9 associated with a Transfer shall be an amount in US dollars equal to:

Transfer Consideration % Interest Transferred	—	Call Option Consideration SBS's Proportionate Interest

        , multiplied by the lesser of SBS's Proportionate Interest or the % Interest Transferred.

        Where the "% Interest Transferred" is equal to the percentage amount of direct or indirect ownership interest in TVN Transferred in the case of a Transfer of shares or the percentage of TVN assets Transferred in the case of a Transfer of assets (based on the greater of book or fair market value).

        For example: assuming that SBS's Proportionate Interest was 30.43% (1) if the % Interest Transferred was 50, the Transfer Consideration was $300 million, and the Call Consideration was $150 million, then the Premium would be $30.43 million and SBS's share of the Premium would be $15.215 million or (2) if the % Interest Transferred was 28, the Transfer Consideration was

$168 million, and the Call Consideration was $150 million, then the Premium would be $28 million and SBS's share of the Premium would be $14 million.

        Section 2.10    Guarantee of Performance by Respective Affiliates.    Each of ITI and SBS agrees to cause its respective Affiliates, subject to the terms and conditions set forth in this Agreement, to perform all of their respective obligations under this Agreement, and guarantees to the other Party the performance by such entities of all such obligations.

        Section 2.11    Resignation and Release of Certain Directors.    The Parties agree that in connection with the Call Option Closing:

        (a)   ITI shall cause TVN to release and indemnify the members of the TVN Supervisory Board appointed by SBS from any potential liabilities incurred in the scope of their employment during the course of their terms and provide reasonable evidence of such release to SBS.

        (b)   The three members of the TVN Supervisory Board appointed by SBS shall tender their resignations to ITI effective the Call Option Closing Date. SBS shall release and indemnify the member of the SBS board of directors appointed by ITI from any potential liabilities incurred in the scope of his employment during the course of his terms and provide reasonable evidence of such release to ITI.

        (c)   Each of the directors of the Transferred Company shall tender their resignations to ITI effective the Call Option Closing Date.

        Section 2.12    Termination of the Existing SPA.    Effective as of the date of this Agreement, the Existing SPA shall be terminated and be of no further force or effect.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

        Section 3.1    Representations and Warranties of SBS.

        (a)   SBS hereby makes the following representations and warranties to ITI as of the date hereof and as of the Call Option Closing Date:

          (i)    Organization, Good Standing and Qualification.    Each of the SBS Parties is a corporation duly organized, validly existing and in good standing (if applicable) under the laws of its respective jurisdiction of organization.

          (ii)   Due Authorization; Enforceability.    SBS has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement. Each of the SBS Parties has all requisite corporate power and authority and has taken all corporate action necessary in order to perform its obligations under this Agreement. This Agreement constitutes the valid and binding agreement of SBS enforceable against SBS in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          (iii)  No Violations.    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) violate any Law to which any of the SBS Parties is subject or result in a breach or violation of, or a default under, the organizational documents of any of the SBS Parties or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, or create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any Contract to which any SBS Party is a party or by which any member is bound or its assets subject.

          (iv)  Government Approvals and Third-Party Consents.    There are no waiting periods or approvals required to be obtained or observed by any of the SBS Parties under any relevant competition or antitrust Laws or regulations in connection with the transactions contemplated by this Agreement and all consents, approvals, licenses, authorizations, registrations, notices or other filings (including without limitation any of the foregoing required with respect to broadcast licenses) required to be obtained or made by any of the SBS Parties with or from any Governmental Entity or third-party or under applicable Law on or prior to the date of this Agreement have been obtained or made in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

          (v)   Title to Call Option Shares.    Seller is the legal and beneficial owner of the Call Option Shares, each of which is owned by Seller free and clear of any lien, pledge, security interest, claim or other encumbrance (other than, to the extent the Call Option Shares are the Strateurop Shares, any such encumbrance arising as a result of events or circumstances occurring prior to the indirect acquisition of the Call Option Shares pursuant to the Prior Transaction). Seller is a wholly-owned direct Subsidiary of SBS.

          (vi)  Title to Remaining SBS TVN Shares.    The Transferred Company is the legal and beneficial owner of the Remaining SBS TVN Shares, each of which is owned by the Transferred Company free and clear of any lien, pledge, security interest, claim or other encumbrance (other than, to the extent the Transferred Company is Strateurop, any such encumbrance arising as a result of events or circumstances occurring prior to the indirect acquisition of the Remaining SBS TVN Shares pursuant to the Prior Transaction).

          (vii) The Transferred Company.    The Transferred Company is a wholly-owned direct Subsidiary of Seller. The Call Option Shares represent all of the outstanding shares of the Transferred Company and each of the Call Option Shares have been duly authorized and are validly issued, fully paid and non-assessable. The Transferred Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with its shareholders on any matter ("Voting Debt"). The Transferred Company does not owe any liabilities or obligations of any kind to any Person other than the ITI Parties except for (x) taxes or liabilities arising in respect of taxes of the Transferred Company and (y) for any other liabilities or obligations that, in the aggregate, are not material (the "Transferred Company Immaterial Liabilities"). SBS shall provide to ITI prior to the Call Option Closing Date a complete and correct copy of the organizational documents, as amended to the Closing Date, of the Transferred Company, which as delivered shall be in full force and effect.

          (viii) Business Activities of Strateurop.    Since the date of the Prior Transaction, the only activity or business conducted by Strateurop has been (i) to hold the SBS TVN Shares; (ii) to perform its obligations under the New SPA, Existing SPA, Investment Agreement and the Relationship Agreement and to exercise its rights thereunder; and (iii) to hold the Newco Shares.

          (ix)  No Other Representations or Warranties.    Except for the representations and warranties contained in this Section 3.1, SBS does not make any other express or implied representation or warranty under this Agreement on behalf of the SBS Parties.

        Section 3.2    Representations and Warranties of ITI.

        (a)   ITI hereby makes the following representations and warranties to SBS as of the date hereof (except with respect to subsection (v)) and as of the Call Option Closing Date:

          (i)    Organization, Good Standing and Qualification.    ITI is a corporation duly organized, validly existing and in good standing (if applicable) under the laws of its respective jurisdiction of organization.

          (ii)   Due Authorization; Enforceability.    ITI has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement. Each of the ITI Parties has all requisite corporate power and authority and has taken all corporate action necessary in order to perform its obligations under this Agreement. This Agreement constitutes the valid and binding agreement of ITI enforceable against ITI in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          (iii)  No Violations.    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) violate any Law to which any of ITI Parties or TVN is subject or result in a breach or violation of, or a default under, the organizational documents of any of the ITI Parties or TVN or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, or create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any Contract to which any of the ITI Parties or TVN is a party or by which any member is bound or its assets subject.

          (iv)  Government Approvals and Third-Party Consents.    There are no waiting periods or approvals required to be obtained or observed by any of the ITI Parties or TVN under any relevant competition or antitrust Laws or regulations in connection with the made in connection with the execution and delivery and performance of this Agreement and all consents, approvals, licenses, authorizations, registrations, notices or other filings (including without limitation any of the foregoing required with respect to broadcast licenses) required to be obtained or made by any of the ITI Parties or TVN on or prior to the date of this Agreement with or from any Governmental Entity or third-party or under applicable Law have been obtained or made in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

          (v)   TVN Valuation Report.

            (1)   The amounts of TVN Working Capital and TVN Long-Term Financial Debt (at the Call Option Closing Date) included in the TVN Valuation Report fairly present such amounts calculated in accordance with this Agreement based on the consolidated financial position of TVN and its Subsidiaries as of their respective dates, as adjusted by the Final Determination.

            (2)   The amount of TVN's EBITDA for 2002 and 2003 included in the TVN Valuation Report fairly present such amounts calculated in accordance with this Agreement based on the results of operations of TVN and its Subsidiaries for the relevant periods, in each case in accordance with GAAP consistently applied during the periods involved, as adjusted by the Final Determination.

          (vi)  No Other Representations or Warranties.    Except for the representations and warranties contained in this Section 3.2, ITI does not make any other express or implied representation or warranty under this Agreement on behalf of the ITI Parties.

ARTICLE IV

COVENANTS

        Section 4.1.    Cooperation.

        (a)   Best Efforts.    Without prejudice to any of the other obligations of any of the ITI Parties or SBS Parties under this Agreement, each of the ITI Parties and SBS Parties shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective best efforts to fulfill the conditions precedent to the obligations of the ITI Parties and SBS Parties hereunder and to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their respective parts under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as practicable. In particular, each of the Parties agree to their best efforts to obtain all consents, approvals, licenses, authorizations, registrations, notices or other filings (including without limitation any of the foregoing required with respect to broadcast licenses) required to be obtained or made by such Party or any of its Affiliates with or from any Governmental Entity or third-party or under applicable Law in order to consummate the transactions contemplated under this Agreement.

        (b)   Further Assurances.    After the Closing Date, ITI and SBS shall, and shall cause their respective Subsidiaries to, promptly execute, acknowledge and deliver any other assurances or documents reasonably requested by ITI or SBS, or their respective Subsidiaries, as the case may be, and necessary for ITI or SBS, as the case may be, to satisfy their respective obligations hereunder or obtain the benefits expressly contemplated hereby.

        Section 4.2    Taxes.

        (a)   Taxes Arising Prior to the Call Option Closing Date.    All Taxes payable by the Transferred Company arising out of the activities of the Transferred Company prior to the Call Option Closing Date shall be for the account of Seller.

        (b)   Certain Taxes Arising in Connection with Call Option Closing.    All stamp, registration or transfer taxes incurred or arising directly from the sale and transfer to Purchaser of the Call Option Shares (and indirect transfer of the Remaining SBS TVN Shares to Purchaser at the time of the Call Option Closing) shall be for the account of Purchaser.

        (c)   Other Taxes Arising in Connection with Call Option Closing.    All other Taxes incurred or arising in connection with the Call Option Closing shall be for the account of the Person that incurred such taxes.

        (d)   Taxes Arising After the Call Option Closing Date.

          (i)    After the Call Option Closing Date, (A) Purchaser shall be solely responsible for the Taxes of Transferred Company arising from events occurring after the Call Option Closing Date and (B) ITI shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to such Transferred Company for taxable years or periods ending after such applicable date of transfer and shall remit any Taxes due in respect of such Tax Returns. SBS shall pay or cause to be paid to ITI the Taxes for which any of the SBS Parties is liable pursuant to clause (a) above but which are payable with Tax Returns to be filed by any member of the ITI Group pursuant to the previous sentence within 10 days prior to the due date for the filing of such Tax Returns.

          (ii)   ITI shall promptly notify SBS in writing upon receipt by ITI, any of its Subsidiaries or the Transferred Company of notice of any pending or threatened federal, state, provincial, local or foreign, income or franchise tax audits or assessments which may materially affect the tax liabilities of the Transferred Company for which SBS would be required to indemnify ITI pursuant to

  Article VI. To the extent permitted by applicable Law, SBS shall have the sole right to represent the Transferred Company's interests in any tax audit or administrative or court proceeding relating to taxable periods ending on or before the Closing Date, and to employ counsel of its choice at its expense, except for any such proceeding that is reasonably expected to materially prejudice the interests of the ITI Group with respect to taxable periods after the Closing Date. Notwithstanding the foregoing, SBS shall not be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes which would adversely affect the liability for Taxes of ITI or the Transferred Company for any period after the Closing Date to any extent (including, but not limited to, the imposition of income tax deficiencies, the reduction of asset basis or cost adjustments, the lengthening of any amortization or depreciation periods, the denial of amortization or depreciation deductions, or the reduction of loss or credit carryforwards) without the prior written consent of ITI. Such consent shall not be unreasonably withheld, and shall not be necessary to the extent that SBS has indemnified ITI against the effects of any such settlement.

          (iii)  SBS shall be entitled to participate at its expense in the defense of any claim for Taxes for a year or period ending after the Closing Date which may be the subject of indemnification by SBS pursuant to Article VI and, with the written consent of ITI, and at SBS's sole expense, may assume the entire defense of such tax claim. Neither ITI nor any of its Subsidiaries may agree to settle any tax claim for the portion of the year or period ending on the Closing Date which may be the subject of indemnification by SBS pursuant to Article VI without the prior written consent of SBS, which consent shall not be unreasonably withheld or delayed.

          (iv)  After the Closing Date, each of SBS and ITI shall:

            (1)   assist (and cause their respective Subsidiaries to assist) the other Party in preparing any Tax Returns or reports which such other Party is responsible for preparing and filing in accordance with this Section 4.2(d);

            (2)   cooperate fully in preparing for any audits of, or disputes with taxing authorities regarding, any Tax Returns of the Transferred Company;

            (3)   make available to the other and to any taxing authority as reasonably requested all information, records, and documents relating to Taxes of the Transferred Company;

            (4)   provide timely notice to the other in writing of any pending or threatened tax audits or assessments of the Transferred Company for taxable periods for which the other may have a liability under this Section 4.2(d), provided, that failure to comply with this provision shall not affect the other Party's rights to indemnification hereunder; and

            (5)   furnish the other with copies of all correspondence received from any taxing authority in connection with any tax audit or information request with respect to any such taxable period.

        Section 4.3    Dividends.    The ITI Parties acknowledge that Strateurop may not be immediately able to make a final distribution of the SPA Consideration to SBS Nederland on the closing date of the transaction contemplated by the New SPA because, among other things, such distribution requires that the annual accounts of Strateurop be prepared and adopted, which may not be completed prior to the Call Option Closing Date. The ITI Parties agree that Strateurop shall have the right to make interim distributions of all or a portion of the SPA Consideration (or any other assets it may have) to SBS Nederland. ITI hereby agrees that, if Seller transfers the Strateurop Shares to Purchaser pursuant to Section 2.6 of this Agreement, ITI shall not and shall not permit any of its Subsidiaries to, directly or indirectly, take any action in connection with the adoption of the final 2002 accounts that would result in any such interim dividend having to be reimbursed by SBS Nederland to Strateurop.

        Section 4.4    Disclosures.

        (b)   This Agreement, the transactions contemplated hereby and the Parties' discussions in connection with this Agreement are to be held in confidence and no Party shall disclose, or shall permit any of its Subsidiaries to disclose, such confidential information other than (x) to each party's outside legal, accounting and financial advisors, (y) where required by applicable law or stock exchange rules or regulations or (z) or as otherwise mutually agreed by the parties.

        (b)   Subject to sub-section (ii) above, the Parties agree not to issue any press release, hold any press conference, make any public announcement related to this Agreement or the transactions contemplated hereby, unless and until such press release, press conference or other public announcement is approved in advance by both Parties (which approval shall not be unreasonably withheld or delayed).

ARTICLE V

CONDITIONS

        Section 5.1    Conditions to Obligations of the SBS Parties.    The obligations of the SBS Parties to consummate the transactions to be performed by each of them in connection with the Call Option Closing are subject to the satisfaction prior to or at the Call Option Closing of the following conditions precedent:

        (a)   Representations and Warranties.    The representations and warranties made by ITI in this Agreement shall have been true and correct when made, and shall be true and correct on the Call Option Closing Date as though such representations and warranties were made on and as of the Call Option Closing Date.

        (b)   Compliance with Agreements and Conditions.    Each of the ITI Parties and TVN shall have performed and complied in all material respects with all agreements, obligations and conditions required by this Agreement to be performed or complied with by the ITI Parties and TVN at or before the Call Option Closing Date.

        (c)   Regulatory Approvals.    All waiting periods or approvals required to be obtained or observed under any relevant competition or antitrust Laws or regulations in connection with the transactions contemplated by this Agreement have been obtained or observed and all consents, approvals, licenses, authorizations, registrations, notices or other filings (including without limitation any of the foregoing required with respect to broadcast licenses) required to be obtained or made with or from any Governmental Entity or under applicable Law have been obtained or made in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

        (d)   TVN Valuation Report.    SBS shall have received the TVN Valuation Report and following its review, SBS shall not have delivered an SBS Objection pursuant to Section 2.4(a) of this Agreement, or if SBS has delivered an SBS Objection, then either (i) the Parties shall have agreed amounts used to calculate the Call Option Consideration pursuant to the procedures in Section 2.4(b) of this Agreement or (ii) an Independent Accountant shall have delivered its Final Determination pursuant to the procedures in Section 2.4(c) of this Agreement.

        Section 5.2    Conditions to Obligations of the ITI Parties.    The obligations of the ITI Parties under this Agreement to consummate the transactions to be performed by each of them in connection with the Call Option Closing are subject to the satisfaction prior to or at the Call Option Closing Date of the following conditions precedent:

        (a)   Representations and Warranties.    The representations and warranties made by SBS in this Agreement shall have been true and correct when made, and shall be true and correct on the Call

Option Closing Date as though such representations and warranties were made on and as of the Call Option Closing Date.

        (b)   Compliance with Agreements and Conditions.    The SBS Parties shall have performed and complied in all material respects with all agreements, obligations and conditions required by this Agreement to be performed or complied with by either of the SBS Parties at or before the Call Option Closing Date.

        (c)   Regulatory Approvals.    All waiting periods or approvals required to be obtained or observed under any relevant competition or antitrust Laws or regulations in connection with the transactions contemplated by this Agreement have been obtained or observed and all consents, approvals, licenses, authorizations, registrations, notices or other filings (including without limitation any of the foregoing required with respect to broadcast licenses) required to be obtained or made with or from any Governmental Entity or under applicable Law have been obtained or made in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

ARTICLE VI

INDEMNIFICATION

        Section 6.1    Survival of Representations and Warranties.

        (a)   The representations and warranties contained in this Agreement shall survive until the first anniversary of the Call Option Closing Date.

        (b)   The representations and warranties contained in this Agreement, and the rights and remedies that may be exercised by any Person seeking indemnification hereunder, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by, any such Person or its representatives.

        Section 6.2    Indemnification.

        (a)   From and after the Closing Date and subject to Sections 6.1, 6.3 and 6.6, ITI shall defend, indemnify and hold harmless SBS and its Affiliates and each director, officer, member, partner, employee and agent of such Persons against any loss, damage, claim, liability, judgment or settlement of any nature or kind, including all costs and expenses relating thereto, including without limitation, interest, penalties and reasonable attorneys' fees (collectively "Damages"), arising out of, resulting from or relating to:

          (i)    the breach of any representation or warranty contained in Section 3.2 of this Agreement, or any certificate delivered by any of the ITI Parties pursuant hereto;

          (ii)   the breach by ITI or any of its Subsidiaries of any covenant or agreement (whether to be performed prior to or after Call Option Closing) contained in this Agreement, or any certificate delivered by any of the ITI Parties pursuant hereto; and

          (iii)  if ITI exercises any of its rights under Section 2.8(b) of this Agreement, any Additional SBS Costs.

        (b)   From and after the Call Option Closing Date and subject to Sections 6.1, 6.3 and 6.6, SBS shall defend, indemnify and hold harmless ITI and its Affiliates and each director, officer, member, partner, employee and agent of such persons against Damages arising out of, resulting from or relating to:

          (i)    the breach by SBS of any representation or warranty contained in Section 3.1, or any certificate delivered by any of the SBS Parties pursuant hereto;

          (ii)   the breach by SBS or any of its Subsidiaries of any covenant or agreement (whether to be performed prior to or after Call Option Closing) contained in this Agreement, or any certificate delivered by any of the SBS Parties pursuant hereto;

          (iii)  the Transferred Company Immaterial Liabilities; and

          (iv)  if SBS exercises any of its rights under Section 2.8(a)(ii) of this Agreement, any Additional ITI Costs.

        (c)   The term "Damages" as used in this Article VI is not limited to matters asserted by third parties against any Person entitled to be indemnified under this Article VI, but includes Damages incurred or sustained by any such Person in the absence of third party claims.

        Section 6.3    Indemnification Amounts.

        (a)   Except with respect to Section 6.2(a)(ii), (a)(iii), (b)(ii) through (iv) or (c), the maximum amount required to be paid by any Indemnitor (as defined below) pursuant to Article VI of this Agreement in respect of any and all Damages suffered by any and all Indemnitees (as defined below) is the amount in USD equal to the Call Option Consideration (the "Cap"); provided, however, that, notwithstanding the foregoing, the Cap shall not apply to out-of-pocket costs and expenses (including reasonable attorneys' fees), penalties or interest incurred by any Indemnitee.

        (b)   The limitations on the indemnification obligations set forth in this Section 6.3 shall not apply to any covenants or agreements of the Parties in this Agreement.

        (c)   Notwithstanding anything to the contrary set forth herein, no limitation on the indemnification obligations set forth in this Section 6.3 shall apply to any breach of a representation or warranty made as of the date hereof if such representation or warranty was made with knowledge by the party making such representation or warranty that it (i) contained an untrue statement of a material fact or (ii) omitted to state a material fact necessary to make the statements contained therein not misleading. Solely for purposes of calculating the amount of Damages incurred arising out of or relating to any breach or representation or warranty (and not for purposes of determining whether or not a breach has occurred), the references to materiality qualifications (or correlative terms) shall be disregarded.

        Section 6.4    Indemnification Procedures.

        (a)   In the event that any Person shall incur or suffer any Damages in respect of which indemnification may be sought hereunder, such Person (the "Indemnitee") may assert a claim for indemnification by written notice (the "Indemnification Notice") to the party from whom indemnification is being sought (the "Indemnitor"), stating the amount of Damages, if known, and the nature and basis of such claim. In the case of Damages arising or which may arise by reason of any third-party claim, promptly after receipt by an Indemnitee of written notice of the assertion or the commencement of any action with respect to any matter in respect of which indemnification may be sought hereunder (but in no event more than twenty (20) days after receipt of such notice), the Indemnitee shall deliver an Indemnification Notice to the Indemnitor and shall thereafter keep the Indemnitor reasonably informed with respect thereto, provided that failure of the Indemnitee to give the Indemnitor prompt notice as provided herein shall not relieve the Indemnitor of any of its obligations hereunder, except to the extent that the Indemnitor is materially prejudiced by such failure. In case any such action is brought against any Indemnitee, the Indemnitor shall be entitled to assume the defense thereof, by written notice of its intention to do so to the Indemnitee within twenty (20) days after receipt of the Notice. If the Indemnitor shall assume the defense of such action, it shall not settle such action without the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld; provided that an Indemnitee shall not be required to consent to any settlement that (i) does not include as an unconditional term thereof the giving by the claimant or the plaintiff of an unconditional release of the Indemnitee from all liability with respect to such action or (ii) involves the imposition of equitable remedies or the imposition of any material obligations on such Indemnitee other than financial obligations for which such Indemnitee shall be indemnified hereunder. As long as the Indemnitor is contesting any such action in good faith and on a timely basis, the Indemnitee shall not pay or settle any claims brought under such action. Notwithstanding the assumption by the Indemnitor of the defense of any action as provided in this Section 6.4, the Indemnitee shall be permitted to participate in the defense of such action and to employ counsel at its own expense; provided, however, that if the defendants in any action shall include both an Indemnitor and any Indemnitee and such Indemnitee shall have reasonably concluded that counsel selected by Indemnitor has a potential conflict of interest because of the availability of different or additional defenses to such Indemnitee, such Indemnitee shall have the right to select one separate counsel to participate in the defense of such action on its behalf, at the expense of the Indemnitor.

        (b)   If the Indemnitor shall fail to notify the Indemnitee of its desire to assume the defense of any such action within the prescribed period of time, or shall notify the Indemnitee that it shall not assume the defense of any such action, then the Indemnitee may assume the defense of any such action, in which event it may do so acting in good faith in such manner as it may deem appropriate, and the Indemnitee shall be bound by any determination made in such action; provided, however, that the Indemnitee shall not be permitted to settle such action without the consent of the Indemnitor, which consent shall not be unreasonably withheld or delayed. The Indemnitor shall be permitted to join in the defense of such action and to employ counsel at its own expenses.

        (c)   Amounts payable by the Indemnitor to the Indemnitee in respect of any Damages for which such party is entitled to indemnification hereunder shall be payable by the Indemnitor as incurred by the Indemnitee.

        (d)   In the event of any dispute between the Parties regarding the applicability of the indemnification provisions of this Agreement, the prevailing party shall be entitled to recover all Damages incurred by such party arising out of, resulting from or relating to such dispute.

        Section 6.5    Non-Exclusive Remedy.    The indemnification remedies provided in this Article VI shall not be deemed to be exclusive. Accordingly, the exercise by any Person of any of its rights under this Article VI shall not be deemed to be an election of remedies and shall not be deemed to prejudice, or to constitute or operate as a waiver of, any other right or remedy that such Person may be entitled to exercise (whether under this Agreement, under any other contract, under any Law or otherwise); provided, however, that no Party shall seek other remedies in those situations where they have received full indemnification payments with respect to such situations.

        Section 6.6    Certain Limitations.    The indemnification obligations of the Parties hereto for any breach of a representation and warranty described in Article III of this Agreement shall survive for only the period applicable to such representations and warranties as set forth in Section 6.1 of this Agreement, and thereafter all such representations and warranties of the Parties hereto under this Agreement shall be extinguished; provided, however, that such indemnification obligation shall not be extinguished in the event of Damages incurred as a result of an investigation, review, suit, claim or action that was instituted or begun prior to the expiration of the survival period set forth in Section 6.1 if notice was sent to the Indemnitor in the time and in the manner required by Section 6.4. Subject to the proviso at the end of the immediately preceding sentence, no claim for the recovery of such Damages may be asserted by an Indemnitee after such period; provided, however, that claims first asserted in writing and noticed with particularity as required by Section 6.4 within such period shall not thereafter be barred.

ARTICLE VII

TERMINATION

        Section 7.1    Termination.    This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Call Option Closing as provided below:

        (a)   By the mutual written consent of the Parties;

        (b)   By SBS at the time of transfer by SBS of any of the Call Option Shares to any third-party, so long as (1) SBS has first delivered a Seller's Notice to ITI pursuant to Section 7.1(a) of the Investment Agreement in respect of such transfer pursuant to which ITI is offered the right to acquire such Call Option Shares at the lesser of the Call Option Consideration (on a pro rata basis) and the purchase price set forth in the Offer Terms (as defined in the Investment Agreement) (2) ITI has failed to timely deliver a Buyer's Notice in respect of such Seller's Notice and (3) SBS has otherwise complied with the applicable provisions of the Investment Agreement in respect of such transfer;

        (c)   Without further action by the Parties, if the New SPA is terminated in accordance with Section 7.1 of the New SPA;

        (d)   Without further action by the Parties, on the first Business Day after the expiration of the Exercise Period for the Call Option if the Call Option is not exercised prior to the end of the Exercise Period;

        (e)   At SBS's option, on or after the sixty-first day following the date of delivery of any Notice of Exercise, if the Closing has not occurred prior to such date (other than as a result of the failure of any SBS Party to comply with its obligations under this Agreement); provided, that, if SBS has delivered a Seller's Objection pursuant to Section 2.4(a) of this Agreement, then SBS's termination right shall not be exercisable until the sixty-first day following the date of the determination of the Call Option Consideration pursuant to Section 2.4 of this Agreement; and

        (f)    At ITI's option, on or after the sixty-first day following the date of delivery of any Notice of Exercise, if the Call Option Closing has not occurred prior to such date (other than as a result of the failure of any ITI Party to comply with its obligations under this Agreement); provided, that, if SBS has delivered an SBS Objection pursuant to Section 2.4(a) of this Agreement, then ITI's termination right shall not be exercisable until the sixty-first day following the date of determination of the Call Option Consideration pursuant to Section 2.4 of this Agreement.

        Section 7.2    Effect of Termination.    Upon termination of this Agreement pursuant to Section 7.1, this Agreement shall be void and of no further force and effect and no Party shall have any liability to any other Party under this Agreement, except that nothing herein shall relieve any Party from any liability for the breach of any of the representations, warranties, covenants and agreements set forth in this Agreement except as contemplated by Article VI.

ARTICLE VIII

MISCELLANEOUS

        Section 8.1    Governing Law.    This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York.

        Section 8.2    Specific Enforcement.    It is hereby agreed and acknowledged that it will be possible to measure in money the damages that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved party will be irreparably damaged and will not have an adequate remedy at law. Any such party shall, therefore, in addition to any other remedies available under applicable law, be entitled to injunctive relief, including specific performance, to enforce such obligations, without the posting of any bond, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties to this Agreement (and none of their respective subsidiaries) shall raise the defense that there is an adequate remedy at law.

        Section 8.3    Resolution of Disputes.    Any dispute arising out of or in connection with this Agreement or any ancillary agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration under the London Court of International Arbitration Rules, which Rules are deemed to be incorporated by reference into this clause. The Parties expressly reserve their rights to apply to any state or other judicial authority for interim or conservatory measures in accordance with Article 25 of such Rules and subject to the terms and conditions set forth therein. The number of arbitrators shall be three. The seat, or legal place, of arbitration shall be London, England. The language to be used in the arbitral proceedings shall be English.

        Section 8.4    Entire Agreement.    This Agreement contains the entire understanding of the Parties with respect to the matters covered hereby and supercedes and replaces all prior oral or written agreements covering the matters contemplated in this Agreement. The Parties hereby agree that their respective rights and obligations under this Agreement shall not be amended, modified or in any way superceded by the Notarial Deed to be executed and delivered pursuant to Section 2.6 of this Agreement. No legal suit, action or proceeding may be instituted by any of ITI Parties or SBS Parties in respect of the Notarial Deed other than in accordance with Section 8.3 of this Agreement.

        Section 8.5    Severability.    If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect.

        Section 8.6    Successors and Assigns.    This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. No Party shall assign or transfer any of its rights or obligations hereunder without the prior written consent of the other Party hereto. No third party is intended to have any rights by reason of, or to enforce, any provision of this Agreement.

        Section 8.7    Notices.    All notices or services of process provided for herein shall be validly given or served, as the case may be, if in writing and delivered personally, or by confirmed facsimile (followed promptly by an original copy of such notice or service of process delivered by registered mail), in accordance with the following:

  If to any ITI Party:

  International Trading and Investments Holdings S.A. Luxembourg
  398 Route d'Esch
  1471 Luxembourg

  Facsimile: +352 49 48 48 2900
  Attention: Corporate Secretary

  With a copy to:

  ITI Services AG
  Beutsweg 12
  8032 Zurich
  Switzerland

  Facsimile: +41 1 258 88 44
  Attention: Romano Fanconi

  If to any SBS Party:

  SBS Broadcasting S.A.
  8-10 rue Mathias Hardt
  L-1717 Luxembourg

  Facsimile: +35 2 40 7804
  Attention: Corporate Secretary

  With a copy to:

  SBS Services B.V.
  353 Rietlandpark
  Amsterdam 1019 EM
  The Netherlands

  Facsimile: +31 20 519 1996
  Attention: Corporate Secretary

  and

  Sullivan & Cromwell
  1 New Fetter Lane
  London EC4A 1AN, England

  Facsimile: +44 20 7959 8950
  Attention: William A. Plapinger

or to such other address or facsimile number as either party may, from time to time, designate in a written notice given to the other party in a like manner.

        Section 8.8    Amendments; Waivers.    This Agreement may be amended only by a writing executed by each of the Parties hereto. No waiver by either Party of any default with respect to any provision, condition or requirement hereof shall be deemed to be a waiver of any other provision, condition or requirement hereof; nor shall any delay or omission of either Party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

        Section 8.9    Fees and Expenses.    Except as expressly provided in Sections 2.4(c) and 4.2 of this Agreement, each party shall pay the fees and expenses of its counsel, investment bankers, accountants and other advisors and all other expenses incurred by such party incident to the negotiation, preparation, execution and delivery and performance of this Agreement.

        Section 8.10    Time is of the Essence.    With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

        Section 8.11    Headings.    The headings herein are for convenience only, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof.

        Section 8.12    Schedules.    The Parties acknowledge that the Schedules to this Agreement have been prepared by ITI and its Subsidiaries for illustrative purposes only. ITI does not make any representation or warranty to SBS as to the accuracy of the information set forth in these Schedules. Calculations of Current Assets, Current Liabilities, EBITDA, TVN Long-Term Financial Debt and TVN Working Capital for future periods may be materially different than those set forth in the Schedules.

        Section 8.13    Counterparts.    This Agreement may be executed by the Parties hereto in counterparts each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, each of ITI and SBS have caused this Agreement to be duly executed by their respective authorized directors or officers as of the date first above written.

INTERNATIONAL TRADING AND INVESTMENTS HOLDINGS S.A. LUXEMBOURG
By:	/s/ Romano Fanconi Name: Romano Fanconi Title: Attorney in Fact
SBS BROADCASTING S.A.
By:	/s/ Juergen von Schwerin Name: Juergen von Schwerin Title: Chief Financial Officer

QuickLinks

  Exhibit 4.45
  CONFORMED COPY
CALL OPTION AGREEMENT by and between INTERNATIONAL TRADING AND INVESTMENTS HOLDINGS S.A. LUXEMBOURG and SBS BROADCASTING S.A., Dated as of December 23, 2002
CALL OPTION AGREEMENT
ARTICLE I DEFINITIONS
ARTICLE II GRANT OF CALL OPTION
ARTICLE III REPRESENTATIONS AND WARRANTIES
ARTICLE IV COVENANTS
ARTICLE V CONDITIONS
ARTICLE VI INDEMNIFICATION
ARTICLE VII TERMINATION
ARTICLE VIII MISCELLANEOUS